                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

       For the fiscal year ended December 31, 2002
                                 -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from __________________  to _________________


                          Commission file number 1-6016


A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:


               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                               ALLEN TELECOM INC.
                             25101 Chagrin Boulevard
                                    Suite 350
                               Beachwood, OH 44122

ALLEN TELECOM INC.

EMPLOYEE BEFORE-TAX

SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2002 and 2001 Supplemental
Schedule as of December 31, 2002
and Independent Auditors' Report

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1


FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2002 AND 2001:

   Statements of Net Assets Available for Benefits                            2

   Statements of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                            4-10


SUPPLEMENTAL SCHEDULE--Schedule H, Line 4(i)--Schedule of Assets
   (Held At End of Year)                                                     12

INDEPENDENT AUDITORS' REPORT


To the Employee Before-Tax Savings Plan Committee and the Participants in the Allen Telecom Inc.
Employee Before-Tax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

June 19, 2003

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                            2002        2001
ASSETS:
  Investments                                          $27,740,271   $27,318,332
  Contribution receivable:
    Participants                                           142,335       151,844
    Employer                                               377,795       389,681
  Other receivables                                          7,564         9,301
  Cash and equivalents                                      11,353
                                                       -----------   -----------
          Total assets                                  28,279,318    27,869,158

LIABILITIES--Accrued expenses and other liabilities         24,648        14,672
                                                       -----------   -----------

          Net assets available for benefits            $28,254,670   $27,854,486
                                                       ===========   ===========


The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                                         2002              2001
ADDITIONS:
  Contributions:
    Participants                                                      $ 2,106,211      $  2,346,665
    Employer                                                              639,878           686,172
                                                                      -----------      ------------
          Total contributions                                           2,746,089         3,032,837
                                                                      -----------      ------------

  Investment income:
    Dividends                                                             227,361           383,837
    Interest and other income                                             101,841           119,514
                                                                      -----------      ------------
          Total investment income                                         329,202           503,351
    Transfer from other plan                                            1,609,147
                                                                      -----------      ------------
          Total additions                                               4,684,438         3,536,188
                                                                      -----------      ------------

DEDUCTIONS:
  Investment loss--net depreciation in fair value of investments        2,115,570         8,202,487
  Withdrawals and distributions                                         2,063,466         1,998,562
  Administrative expenses                                                 105,218           110,262
  Transfer to other plan                                                                     10,019
                                                                      -----------      ------------
          Total deductions                                              4,284,254        10,321,330
                                                                      -----------      ------------
NET INCREASE (DECREASE)                                                   400,184        (6,785,142)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                    27,854,486        34,639,628
                                                                      -----------      ------------

  End of year                                                         $28,254,670      $ 27,854,486
                                                                      ===========      ============


The accompanying notes are an integral part of these financial statements.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following general description of the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description for complete information. The Plan is a defined contribution plan administered by Allen Telecom Inc. (the "Company"). The assets of the Plan are maintained and transactions therein are executed by Charles Schwab Trust Company (the "Trustee").

     On December 31, 2002 (the "Merger Date"), the Forem USA Employee Before-Tax Savings Plan (the "Forem Plan") was merged into the Plan. Participants of the Forem Plan became participants of the Plan on the Merger Date.

     a. ELIGIBILITY--All employees of the Company and its eligible subsidiaries in the United States who were employees on October 1, 1985 or who thereafter have completed the required eligibility period and are not covered by a collective bargaining agreement, unless that collective bargaining agreement expressly provides for the employee's eligibility, are eligible to participate in the Plan. Eligible employees become participants in the Plan as soon as practicable following the receipt of their enrollment form by the Employee Before-Tax Savings Plan Committee (the "Committee").

     b. VESTING--Participant contributions are fully vested. Employer matching contributions and earnings thereon are fully vested. Employees of the Company's Comsearch division ("Comsearch") and Northern Virginia participants of Grayson Wireless division ("Northern Virginia Grayson") may receive an additional employer contribution which vests in equal amounts over the period of three to seven years of credited service. Any amounts which are forfeited shall be used first to provide for reasonable expenses of administration of the Plan, second to restore accounts previously forfeited and then any remaining amounts are applied to reduce future Company contributions and pay administrative costs.

     c. CONTRIBUTIONS--Eligible participants may elect to contribute into the Plan from 1% to 25% of their pre-tax compensation including wages, commissions, and bonuses, excluding bonuses under the Company's Key Management Deferred Bonus Plan up to $11,000 in a calendar year. Participants may contribute after-tax contributions into the Plan from 1% to 12% of his or her compensation. In any event, a participant's contributions may not, in the aggregate, exceed 25% of his or her compensation including wages, commissions, and bonuses, excluding bonuses under the Company's Key Management Deferred Bonus Plan. Plan participants can elect to have their contributions invested in 1% increments in different investment funds available.

          The Company matches participant contributions equal to 25% of each of the first 2% and 50% of the third percent, of compensation contributed by the participant during such month, up to a maximum Company contribution. The maximum Company contribution for 2002 and 2001 was $2,000 and $1,700 per year, respectively. The maximum compensation of any participant that can be considered for any purpose under this Plan shall be $200,000 plus such adjustments for increases in the cost of living as shall be prescribed by the Secretary of the Treasury pursuant to Section 401(a)(17)(B) of the Internal Revenue Code ("IRC"). All Company matching contributions are invested in the same investment options based on the allocation percentage determined by the participant.

          The Plan provides employees from Comsearch and Northern Virginia Grayson an annual profit-sharing contribution to each participant who is employed on the last day of the Plan year in an amount equal to 3% of the participant's compensation. The benefit is in lieu of participating in the Company's defined benefit pension plan.

          In addition, a Plan participant, who is age 50 or older, by the end of the Plan year, can make an additional contribution to the Plan if no other election deferrals can be made due to Plan or IRS Code limitations. The amount of the catch-up contribution is up to $1,000 for 2002 and $0 for 2001.

          Annually, the Board of Directors of Allen Telecom Inc. authorizes the Company to make available to the Plan additional shares of the Company's Common Stock, from Treasury, for purchase at prices 15% below the market prices of the Company's Common Stock with Participants' before-tax contributions and Company matching contributions. The Trustee purchases shares of the Company's common stock for transactions other than before-tax contributions and Company matching contributions in open market transactions. The Trustee purchases shares or units of the other Investment Funds (as directed by the participant) on a national securities exchange at current market prices. The Company has no control over the time or prices at which the Trustee makes such purchases and investments or the amounts thereof. The number of shares or units purchased and credited to the participants account depends on the prices paid by the Trustee.

     d. INVESTMENTS--Effective January 2002, the Nationwide Family of Funds changed its name to Gartmore Funds. Therefore, the Morley Stable Value Fund was renamed the Gartmore Morley Stable Value Fund. The investment strategy remains the same.

          The Trustee of the Plan maintained the following investment funds under the Plan. A participant can direct contributions into any of the following investment options:

          1. ALLEN TELECOM INC. COMMON STOCK FUND--This fund invests entirely in shares of Common Stock of Allen Telecom Inc., which are traded on the New York Stock Exchange.

          2. GARTMORE MORLEY STABLE VALUE FUND--This fund is a collective investment fund consisting of a diversified portfolio of investment contracts issued by life insurance companies, banks and other financial institutions. The average interest rate of the underlying investment contracts was 5.35% and 5.66% for the years ended December 31, 2002 and 2001, respectively. The average yield of the fund was 5.79% and 6.09% for the years ended December 31, 2002 and 2001, respectively. Interest rates reset periodically.

          3. AMERICAN CENTURY EQUITY GROWTH INVESTMENT FUND--This fund primarily invests in common stocks drawn from a universe of the largest 1,500 companies (ranked by market capitalization) traded in the United States.

          4. INVESCO TECHNOLOGY II FUND--This fund invests in the equity securities of companies engaged in technology-related fields. These related fields may include computers, communications, video, electronics, oceanography, office and factory automation, and robotics.

          5. MANAGERS U.S. STOCK MARKET PLUS FUND--This fund invests in short duration, fixed-income securities and maintains positions in S&P 500 futures, options and similar instruments. It typically hedges against interest rate risk of its fixed-income securities. This fund seeks a return greater than the S&P 500 Composite Stock Index without additional equity market risk.

          6. JANUS WORLDWIDE FUND--This fund invests primarily in foreign and domestic common stocks. Investments are usually spread across at least five different countries, including the United States, though it may at times invest in a single country. The fund may also invest in preferred stocks, warrants, government securities, and corporate debt. It may use derivatives for hedging purposes or as a means of enhancing return.

          7. SCHWAB S&P 500 INDEX FUND--This fund seeks to track the total return performance of stocks that compose the S&P 500 Index. The fund invests in common stocks that compose the index. It buys and sells stocks in order to match the index, to invest cash from share purchases, or to obtain cash for redemption of shares.

          8. WEITZ VALUE FUND--This fund invests primarily in equity securities. The fund also invests in foreign securities and securities that are not readily marketable.

          9. OAKMARK FUND--This fund invests primarily in common stocks and convertibles. The fund seeks securities that are priced significantly lower than their long-term value.

          10. STRONG CORPORATE BOND FUND--This fund normally invests in corporate bonds and fixed- income securities, including U.S. government obligations and mortgage-backed securities. The average maturity typically ranges from 7 to 12 years.

          The assets of the Forem Plan were maintained by State Street Bank & Trust Company until January 31, 2003 at which time the assets were transferred to the Trustee into investment funds of the Trustee. Upon the merger of the Forem Plan into the Plan, participants of the Forem Plan were only permitted to direct contributions into investment funds maintained by the Trustee.

     e. PARTICIPANT ACCOUNTS--A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals, and transfers.

     f. PLAN WITHDRAWALS AND DISTRIBUTIONS--Active participants may withdraw certain amounts from their accounts up to their entire vested interest if they attain the age of 59-1/2 or qualify for financial hardship. All active participants may withdraw after-tax contributions (minimum withdrawal of $250) that have been credited to their account for at least two years. Participant vested amounts are payable upon retirement, death, or other termination of employment. Any non-vested amounts which are forfeited shall be used first to provide for reasonable expenses of administration of the Plan, second to restore accounts previously forfeited and then any remaining amounts are applied to reduce future Company contributions and pay administrative costs. The participant can elect for distributions to be made in a single sum or in installments.

     g. PARTICIPANT LOANS--A participant may obtain a loan in an amount as defined by the loan document (not less than $500 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate which is equal to the prime rate charged by the Company's principal lending banks plus 1% at the time the loan is made and will carry such an interest rate throughout the term of the loan. The loans are repaid through payroll deductions over periods ranging up to 60 months. Monthly principal and interest repayments are credited to the participant's own account and are reinvested in the Investment Funds in the same manner as the participant's contributions are invested. A participant may have up to three loans outstanding at any one time. There is a fixed charge of $50 for second and third loan applications which is borne by those specific individuals who choose to have more than one loan outstanding. If a loan is declared in default as defined by the loan document, the entire outstanding principal balance will become immediately due and payable, and if not immediately paid the loan will be canceled and the outstanding balance will be treated as a distribution or withdrawal from the Plan depending on the participant's tax circumstances.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING--The Plan is accounted for using the accrual basis of accounting.

     b. INVESTMENT VALUATION--Investments in securities, short-term investments and mutual funds are stated at fair value as measured by the National Association of Security Dealers on the last business day of the year; investments in the Allen Telecom Inc. Common Stock Fund are valued at the last sale price of the common stock on the New York Stock Exchange Composite Tape on the last business day of the year; investments in the Gartmore Morley Stable Value Fund and the Managers U.S. Stock Market Plus Fund are reported at the amount deposited plus credited interest income, which due to its nature, approximates the fair value of these investments.

     c. SECURITY TRANSACTIONS AND INVESTMENT INCOME--Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

     d. PLAN EXPENSES--Any amounts not vested and not eligible for withdrawal at termination of a participant's employment ("Forfeiture Funds") are available to the Plan to pay administrative costs and reduce Company contributions. Forfeiture Funds are maintained in the Gartmore Morley Stable Value Fund. To the extent that Forfeiture Funds are not available, administrative expenses are paid by the Company. Available forfeitures as of December 31, 2002 and 2001 were $47,822 and $37,680, respectively. Fees associated with hardship withdrawals and quarterly administrative fees for participants with outstanding loans are paid by the participant.

     e. USE OF ESTIMATES--The preparation of financial statements and footnote disclosures in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     The following presents investments of the Plan's assets. Investments that represent 5% or more of plan net assets available for benefits are separately identified.

                                                                 DECEMBER 31,
                                                         ---------------------------
                                                            2002             2001
Common stock:
  Allen Telecom Inc. Common Stock Fund--
    727,340 and 605,438 shares, respectively             $6,887,910       $5,146,223

Mutual Funds:
  American Century Equity Growth Investment
    Fund--159,374 and 164,036 shares, respectively        2,420,896        3,156,050

  Managers U.S. Stock Market Plus Fund--
    302,206 and 297,426 shares, respectively              2,245,393        3,057,535

  Oakmark Fund--
    51,175 and 44,261 shares, respectively                1,539,356        1,561,081

  Janus Worldwide Fund--
   46,823 and 45,889 shares, respectively                 1,504,423        2,011,755

  Schwab S&P 500 Index Fund--
    106,081 and 98,965 shares, respectively               1,436,338        1,749,704

  Invesco Technology II Fund--
    44,594 and 48,217 shares, respectively                  766,572        1,570,418

  Other mutual funds                                      2,187,723        1,524,521
                                                        -----------      -----------
          Total mutual funds                             12,100,701       14,631,064

Common/Collective trust:
  Gartmore Morley Stable Value Fund--
    415,480 and 402,674 shares, respectively              6,945,333        6,394,662

  Other common/collective trust                             735,040
                                                        -----------      -----------
          Total common/collective trust                   7,680,373        6,394,662
Loans to participants                                     1,071,287        1,146,383
                                                        -----------      -----------
          Total                                         $27,740,271      $27,318,332
                                                        ===========      ===========

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                      DECEMBER 31,
                                              ------------------------------
                                                 2002               2001


        Common stock                          $ 1,227,192       $(5,092,133)
        Mutual funds                           (3,676,488)       (3,457,488)
        Common/collective trust                   333,726           347,134
                                              -----------       -----------

                  Total net depreciation      $(2,115,570)      $(8,202,487)
                                              ===========       ===========

4.   TRANSFER OF ASSETS

     On September 8, 1995, the Company's Board of Directors declared a spin-off distribution of 100% of the common shares of a newly formed subsidiary, TransPro, Inc. ("TransPro") to the Company's common shareholders of record at the close of business on September 29, 1995 (the "Spin-off"). Following the Spin-off, TransPro became an independent, publicly traded corporation.

     Prior to the initial transfer of assets to TransPro, participants who became employees of TransPro were given an "open-window" period whereby they could transfer their assets in and out of Allen Telecom Inc. common stock, as desired. Participants with account balances remaining in Allen Telecom Inc. common stock remained in the Plan as inactive participants. During the year ended December 31, 2001, TransPro's participants transferred $10,019 of Plan money into the TransPro Inc. 401(k) Plan as permitted by the Company. During the year ended December 31, 2002, the Company did not provide TransPro's participants an opportunity to transfer Plan money into the TransPro Inc. 401(k) plan.

5.   PLAN TERMINATION

     Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions and earnings thereon will vest immediately and be nonforfeitable.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated March 17, 2003 that the Plan is designed in accordance with the applicable sections of the IRC.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The Form 5500 includes the transfer of assets during the plan year ended December 31, 2001 to the TransPro Inc. 401(k) plan as a reconciling item to the net decrease in assets available for benefits. The following is a reconciliation of the net decrease per the financial statements to the Form 5500:


                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                           2001

        Net decrease per the financial statements      $(6,785,142)
        Add--transfer of assets                             10,019
                                                       -----------

        Net decrease per the Form 5500                 $(6,775,123)
                                                       ===========

8.   SUBSEQUENT EVENT

     On February 18, 2003, Andrew Corporation (Andrew) and the Company announced the signing of a definitive agreement under which Andrew will acquire the Company in a stock-for-stock transaction. Under the terms of the agreement, which has been unanimously approved by the Board of Directors of both companies, the Company's shareholders will receive 1.775 shares of newly-issued Andrew stock for each share of the Company that they own. Completion of the transaction, which is expected to occur in the second half of 2003, is subject to approval of shareholders of both companies and other customary closing conditions. Upon completion of the merger, Andrew is to provide all employees of the Company who remain employees of Andrew benefits substantially comparable to that which was received prior to the merger or Andrew shall include employees of the Company in the compensation and benefit programs applicable to similarly situated employees of Andrew. Service performed as an employee of the Company prior to the merger is to be recognized by Andrew.


                                   * * * * * *

                              SUPPLEMENTAL SCHEDULE


ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 38-0290950 - PLAN NO. 025
DECEMBER 31, 2002
--------------------------------------------------------------------------------

 (a)                           (b)                                          (c)                   (d)         (e)
                       IDENTITY OF ISSUER,
                            BORROWER,                                                                         CURRENT
                     LESSOR OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT        COST         VALUE

      Gartmore Morley Stable Value Fund                     Common/Collective Trust                         $ 6,945,333
  *   Allen Telecom Inc. Common Stock Fund                  Registered Investment Company                     6,887,910
      American Century Equity Growth Investment Fund        Registered Investment Company                     2,420,896
      Managers U.S. Stock Market Plus Fund                  Registered Investment Company                     2,245,393
      Oakmark Fund                                          Registered Investment Company                     1,539,356
      Janus Worldwide Fund                                  Registered Investment Company                     1,504,423
  *   Schwab S&P 500 Index Fund                             Registered Investment Company                     1,436,338
      Weitz Value Fund                                      Registered Investment Company                       873,186
      Invesco Technology II Fund                            Registered Investment Company                       766,572
      Strong Corporate Bond Fund                            Registered Investment Company                       508,046
  *   SSgA S&P 500 Index Fund                               Common/Collective Trust                             295,317
  *   Janus Advisor Worldwide Fund--Class I                 Registered Investment Company                       292,617
  *   SSgA Government Money Market Fund                     Common/Collective Trust                             224,483
      PIMCO Total Return Fund--Class A                      Registered Investment Company                       184,625
      Fidelity Advisor Growth Opportunity Fund--Class T     Registered Investment Company                       151,246
  *   SSgA Life Solutions Growth Fund                       Common/Collective Trust                              97,952
      Putnam OTC & Emerging Growth Fund--Class M            Registered Investment Company                        95,828
  *   SSgA Life Solutions Balanced Growth Fund              Common/Collective Trust                              75,802
  *   SSgA Life Solutions Income & Growth Fund              Common/Collective Trust                              41,486
      Alliance Growth & Income Fund--Class A                Registered Investment Company                        34,043
      Oppenheimer Capital Appreciation Fund--Class A        Registered Investment Company                        25,451
      MFS Mid Cap Growth Fund--Class A                      Registered Investment Company                        19,024
      American Century International Growth Fund            Registered Investment Company                         3,151
  *   Charles Schwab U.S. Treasury                          Money Market Fund                                       506
  *   Participants                                          Loans to participants 5.25 - 11.50%               1,071,287
                                                                                                           ------------
                                                            Total investments - all funds                  $ 27,740,271
                                                                                                           ============



* Party-in-interest.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAME OF PLAN:     ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN


ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN COMMITTEE



Date:    June 30, 2003                      By:  /s/ James L. LePorte, III
                                                 ----------------------------
                                                 James L. LePorte, III
                                                 Committee Member

                          INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in the Registration Statements of Allen Telecom Inc. (File Nos. 33-53487, 2-99919, 333-69369 and 333-96805) on
Form S-8 of our report dated June 19, 2003, appearing in this Annual Report on Form 11-K of the Allen Telecom Inc. Employee Before-Tax Savings Plan for the year ended December 31, 2002.



/s/ DELOITTE & TOUCHE LLP



Cleveland, Ohio
June 30, 2003


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


                       CERTIFICATION OF PRINCIPAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350



In connection with the Annual Report on Form 11-K of Allen Telecom Inc. for the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") for the year ended December 31, 2002, I, Robert A. Youdelman, Executive Vice President and Chief Financial Officer of Allen Telecom Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that: (1) such Annual Report on Form 11-K of Allen Telecom Inc. for the year ended December 31, 2002, fully complies with the requirements of section 13(a) or 15(d) of the Securities Act of 1934; and (2) the information contained in such Annual Report on Form 11-K of Allen Telecom Inc. for the Plan for the year ended December 31, 2002, fairly presents, in all material respects, the financial conditions and results of operations of the Plan.





Date:  June 30, 2003                    By:      /s/ Robert A. Youdelman
                                             -------------------------------
                                                   Robert A. Youdelman
                                                Executive Vice President
                                                (Chief Financial Officer)



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


                       CERTIFICATION OF PRINCIPAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350


In connection with the Annual Report on Form 11-K of Allen Telecom Inc. for the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") for the year ended December 31, 2002, I, Robert G. Paul, President and Chief Executive Officer of Allen Telecom Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that: (1) such Annual Report on Form 11-K of Allen Telecom Inc. for the year ended December 31, 2002, fully complies with the requirements of section 13(a) or 15(d) of the Securities Act of 1934; and
(2) the information contained in such Annual Report on Form 11-K of Allen Telecom Inc. for the Plan for the year ended December 31, 2002, fairly presents, in all material respects, the financial conditions and results of operations of the Plan.




Date:  June 30, 2003                 By:       /s/ Robert G. Paul
                                          -------------------------------
                                                 Robert G. Paul
                                                    President
                                            (Chief Executive Officer)



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